Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor Company			Successor Company
	Fiscal Year Ended April 30,		Three and One-Half Months Ended August 13, 2002	Eight and One-Half Months Ended April 30, 2003	Fiscal Year Ended April 30,
	2001	2002			2004		2005
	(in thousands)
Earnings:
Pretax Income (Loss)	$(17,406)	$(24,205)	$(3,295)	$(10,790)	$416		$19,862
Consolidated (benefit) provision for income taxes	—	—	—	—	—		(2,592)
Fixed Charges	17,673	10,584	979	4,689	7,173		10,472

Earnings	267	(13,621)	(2,316)	(6,101)	7,544		27,742
Fixed Charges:
Interest expense on Indebtedness	16,919	9,735	762	3,805	4,723		8,651
Amortization of debt issuance costs	732	732	183	343	613		722
Amortization of discount on indebtedness	—	—	—	459	1,045		304
Interest element of rental expense	22	117	34	82	134		73

Fixed Charges	17,673	10,584	979	4,689	7,193		10,472
Ratio of earnings to fixed charges (1)	—	—	—	—	1.1	x	2.6	x

(1)	Earnings were insufficient to cover fixed charges in the fiscal year ended April 30, 2001 by approximately $17.4 million; in the fiscal year ended April 30, 2002 by approximately $24.2 million; in the three and one-half month period ended August 13, 2002 by approximately $3.3 million; and in the eight and one-half month period ended April 30, 2003 by approximately $10.8 million.